Q4 FY14 MANAGEMENT PRESENTATION Exhibit 99.4 22 May 2014

DISCLAIMER
• statements about the company's future performance;
• projections of the company's results of operations or financial condition;
• statements regarding the company's plans with respect to the introduction of new products, product lines and businesses;
• statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension, closure, opening or expansion of operations at any of the company's plants and future plans with respect to any such plants;
• expectations regarding the extension or renewal of the company's credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company's corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences, value, impact or effect of the Settlement Deed resolving the legal proceedings brought by the
New Zealand Ministry of Education against two of the company's New Zealand subsidiaries;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company's warranty provisions and estimates for future warranty-related costs;
• statements regarding the company's ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia
Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Examples of forward-looking statements include:
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

DISCLAIMER (CONTINUED)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the
Form 20-F filed with the Securities and Exchange Commission on 27 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer’s inability to pay;
compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations;
the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced the company's forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Matt Marsh, CFO
• Questions and Answers
4
AGENDA
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page
46..
The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”);
financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses,
New Zealand product liability and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments”, “Adjusted
EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”). Unless otherwise stated, results and comparisons are of the 3 quarter and nine months of the current fiscal year versus the 3 quarter and nine months of  the prior fiscal year.
rd
rd

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW
1

Net operating profit reflects:
1   Comparisons are of the 4 th quarter and full year of the current fiscal year versus the 4 th quarter and full year of the prior fiscal year
Q4 Q4%  %
FY 2014 FY 2013 Change FY 2014 FY 2013 Change
Net operating profit (186.8) (69.5) 99.5 45.5
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability expenses
and tax adjustments
45.3 30.7 48 197.2 140.8 40
Diluted earnings per share excluding asbestos, ASIC
expenses, New Zealand product liability expenses
and tax adjustments (US cents)
10 7 44 32
US$ Millions
• Higher sales volumes and average net sales price in local currencies in both the USA and
Europe Fibre Cement and Asia Pacific Fibre Cement segments
• USA and Europe Fibre Cement EBIT margins of 19.8% and 21.0% for the quarter and full year ended 31 March 2014,  respectively

1
Comparisons are of the 4 th quarter of the current fiscal year versus the 4 th quarter of the prior fiscal year
2
During the second quarter of FY2014, the company refined its methodology for calculating average net sales price in both the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company's primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price. Readers are referred to the “Five Year Financial Summary” on the company's Investor Relations website at http://www.ir.jameshardie.com.au for the refined comparative average net sales price for the periods FY2010 through FY2013 using this revised methodology.
USA and Europe Fibre Cement results reflected:
• Higher sales volume due to increased activity in new construction market and increased market penetration
• Higher average net sales price
• Economies of scale achieved through an increase in volume
• Higher input costs
• Increased idle facility costs due to the ramp up of capacity at the company's newly recommissioned Fontana, California location
1
USA AND EUROPE FIBRE CEMENT 4
th
QUARTER SUMMARY
1
2

4th Quarter Result
Net Sales up 22% to US$288.2 million
Sales Volume up 14% to 433.4 mmsf
Average Price  up 7% to US$653 per msf
EBIT up 51% to US$57.2 million
EBIT Margin up 3.8 pts to 19.8%
8
1   Comparisons are of the 4 quarter of the current fiscal year versus the 4 quarter of the prior fiscal year
2  Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Excludes asset impairments charges of US$11.1 million in the 4 th quarter of the prior fiscal year
USA AND EUROPE FIBRE CEMENT
2
3
th
th
1
3

Full Year Result
Net Sales up 19% to US$1,127.6 million
Sales Volume up 14% to 1,696.9 mmsf
Average Price  up 4% to US$652 per msf
EBIT up 46% to US$237.0 million
EBIT Margin
3
up 3.9 pts to 21.0%
9
1  Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Excludes asset impairments charges of US$16.9 million in the full year of the prior fiscal year
1
USA AND EUROPE FIBRE CEMENT
2
3

1  Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13

Quarterly EBIT and EBIT Margin
1
EBIT
EBIT Margin
USA AND EUROPE FIBRE CEMENT

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 11 USA FIBRE CEMENT Top Line Growth

Average Net Sales Price (US dollars)
1
US$652
1 Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
USA AND EUROPE FIBRE CEMENT

ASIA PACIFIC FIBRE CEMENT 4
th
QUARTER SUMMARY
1       Comparisons are of the 4 quarter of the current fiscal year versus the 4 quarter of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Impact is in local currency
Asia Pacific Fibre Cement results reflected:
Higher average net sales price
2, 3
Increased sales volume
Lower production costs
3
achieved through economies of scale driven by
volume
Higher input costs
3
Depreciation of local currencies against US$ causing reported US$ Asia
Pacific Fibre Cement results to appear worse than underlying performance
1
th
th

4th Quarter Result
Net Sales down  2% to US$88.2 million
Sales Volume 11% to 106.9 mmsf
Average Price 2% to A$910 per msf
EBIT 10% to US$18.4 million
A$ EBIT 28% to A$20.7 million
EBIT Margin 2.3 pts to 20.9%
14
1 Comparisons are of the 4 quarter of the current fiscal year versus the 4 th
quarter of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3 Excludes New Zealand product liability expense of US$1.1 million in the 4 th
quarter of the current fiscal year
1
3
3
ASIA PACIFIC FIBRE CEMENT
2
3
th
up
up
up
up
up

Full Year Result
Net Sales down  1% to US$366.2 million
Sales Volume 6% to 417.2 mmsf
Average Price  3% to A$930 per msf
EBIT 11% to US$82.9 million
A$ EBIT 21% to A$88.9 million
EBIT Margin 2.3 pts to 22.6%
15
1   Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating the change in average net sales price
3  Excludes New Zealand product liability expenses of US$1.8 million and US$13.2 million in FY2014 and FY 2013, respectively
1
3
3
ASIA PACIFIC FIBRE CEMENT
2
3
up
up
up
up
up

USA and Europe Fibre Cement
• The company expects continued improvement in the US operating environment, though cautions, it is predicated upon the strength of employment and consumer confidence
• The company is proceeding with its previously announced plans to increase production capacity
• The company anticipates that EBIT margin in FY15 will increase as contribution margin exceeds spending on organisational costs and research and development
Asia Pacific Fibre Cement
• In Australia, approvals for detached homes continues to increase, however the repair and remodel market continues to decline. Thus, business is expected to track in line with any growth in the detached housing market, and be impacted by positive/negative movements in the repair and remodel market
• In New Zealand, the housing market continues to improve, particularly in the Auckland and
Christchurch areas
GROUP OUTLOOK

USA and Europe Fibre Cement
MANUFACTURING CAPACITY EXPANSION
1 Nominal capacities are based on production of 5/16’’ HardieZone 10 product, without regard to actual or anticipated product mix
• In Q1 FY2014, James Hardie acquired the previously-leased land and buildings at its existing Carole
Park, Queensland location and is expanding production capacity at the site at a total estimated investment of approximately A$89 million
Asia Pacific Fibre Cement
• Plant City and Cleburne expansions are expected to be commissioned by the first half of fiscal 2016
• A third sheet machine and ancillary facilities at the Cleburne, Texas location, with an estimated investment of US$37 million with nominal capacity of 200 mmsf
1
• A fourth sheet machine and ancillary facilities at the Plant City, Florida location, with an estimated investment of US$65 million with nominal capacity of 300 mmsf
1
• The company has completed the refurbishment of the Fontana, California location and commenced production in the fourth quarter of fiscal 2014 with nominal capacity of 250 mmsf
1

FINANCIAL REVIEW Matt Marsh, CFO

Earnings impacted by:
Higher volumes and average net sales prices in local currencies
Higher EBIT and EBIT margins in all major business units compared to prior corresponding periods
Unfavourable movement in asbestos adjustments of US$195.8 million during full year ended 31
Increase in net operating cash flow to US$322.8 million for the full year ended 31 March 2014,
19
HIGHLIGHTS
March 2014, primarily due to a change in actuarial valuation assumptions compared to US$109.3 million in the prior year
Increase of US$54.3 million in capital expenditure to US$115.4 million for the full year ended 31
March 2014 when compared to the prior year
Ordinary dividends declared of US40 cents per security for the full year ended 31 March 2014 compared to ordinary dividends declared of US18 cents per security in the prior corresponding period
Special dividends declared of US48 cents per security for the full year ended 31 March 2014 compared to special dividends declared of US24 cents per security in the prior corresponding period

RESULTS – Q4
US$ Millions
Q4 '14 Q4 '13 % Change
Net sales  376.4 326.8 15
Gross profit  125.5 101.8 23
SG&A expenses  (61.9) (58.0) (7)
Research & development expenses  (8.0) (9.4) 15
Asset impairments - (11.1)
Asbestos adjustments  (322.0) (131.6)
EBIT  (266.4) (108.3)
Net interest (expense) income
(0.4) 0.1
Other income  1.2 0.6
Income tax benefit
78.8 38.1
Net operating profit (186.8) (69.5)
Highlights:
Higher sales volumes; and
Higher average net sales prices in local
currencies
Higher sales volumes and average net sales
prices in local currencies; and
Higher input costs and idle facility costs, partially
offset by volume related economics of scale
Primarily due to higher compensation expenses
Increase in legacy New Zealand product liability
Changes in the underlying actuarial valuation
assumptions
A$ exchange rate against US$ at 31 March
compared to 31 December
Gross profit margin increased 210 bps impacted by:
SG&A expenses increased:
Asbestos adjustments were unfavourable due to:
Net sales increased 15% favourably impacted by:

1   Includes AICF SG&A expenses and AICF interest income
RESULTS – Q4 (CONTINUED)
Highlights:
Asbestos adjustments were
unfavourable due to:
$308.2 million change in the
underlying actuarial valuation
assumptions; and
Exchange rate difference of
$23.3 million due to the
change in the AUD spot
exchange rate against the
USD at 31 March 2014 versus
31 December 2013.
Net operating profit excluding
asbestos, asset impairments, ASIC,
and New Zealand product liability
increased 48%
Q4 '14 Q4 '13 % Change
Net operating profit (186.8) (69.5)
Asbestos:
Asbestos adjustments  322.0 131.6
Other asbestos   0.2 (0.9)
Asset impairment - 11.1
ASIC expenses - 2.1
New Zealand product liability (benefit) expenses 1.1 -
Asbestos and other tax adjustments (91.2) (43.7)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and tax adjustments 45.3 30.7 48
1
US$ Millions

RESULTS – FULL YEAR
US$ Millions
FY 2014 FY 2013 % Change
Net sales  1,493.8 1,321.3 13
Gross profit  506.4 419.3 21
SG&A expenses  (224.4) (218.6) (3)
Research & development
expenses
(33.1) (37.2) 11
Asset impairments - (16.9)
Asbestos adjustments  (195.8) (117.1) (67)
EBIT  53.1 29.5 80
Net interest (expense)
income
(1.1) 2.4
Other income  2.6 1.8 44
Income tax benefit
44.9 11.8
Net operating profit  99.5 45.5
Highlights:
Higher sales volumes; and
Higher average net sales prices in local
currencies
Higher sales volumes and average net sales
prices in local currencies; and
Higher input costs and idle facility costs,
partially offset by volume related economics
of scale
Changes in the underlying actuarial
valuation assumptions;
offset by favourable foreign exchange rate at
31 March 2014 compared to 31 March 2013
Net sales increased 13% favourably impacted by:
Gross profit margin increased 220 bps impacted by:
R&D expenses decreased during the full year
primarily as a result of timing for the completion of
certain core projects and start of new projects
Unfavourable asbestos adjustments driven by:

1   Includes AICF SG&A expenses and AICF interest income
RESULTS – FULL YEAR (CONTINUED)
Highlights:
Improved headline net operating profit
driven by higher net sales and gross profit
Unfavourable asbestos adjustments
driven by changes in the underlying
actuarial valuation assumptions, offset by
favourable foreign exchange rate at
31 March 2014 compared to 31 March
2013
Legacy New Zealand product liability
expenses for the full year decreased
compared to the prior year due to:
Substantial reductions in value of
new claims received
Fewer new claims received
Excluding asbestos, asset impairments,
ASIC expenses, and New Zealand
product liability, net operating profit
increased 40%
FY 2014 FY 2013 % Change
Net operating profit
99.5 45.5
Asbestos:
Asbestos adjustments
195.8 117.1 67
Other asbestos (0.8) (5.3) 85
Asset impairments
- 16.9
ASIC expenses
- 2.6
New Zealand product liability expenses
1.8 13.2 (86)
Asbestos and other tax adjustments
(99.1) (49.2)
Net operating profit excluding asbestos,
asset impairments, ASIC expenses,
New Zealand product liability and tax
adjustments
197.2 140.8 40
Diluted earnings per share excluding
asbestos, asset imparments, ASIC expenses,
New Zealand product liability and tax
adjustments (US cents)
44 32
US$ Millions
1

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
2 Excludes ASIC expenses of US$2.1 million in the 4 th quarter of the prior fiscal year
24
Highlights:
Adjusted USA and Europe Fibre
Cement EBIT margin increased
3.8 percentage points to 19.8%
Adjusted Asia Pacific Fibre
Cement EBIT margin increased
2.3 percentage points to 20.9%
General corporate costs
excluding ASIC expenses were
higher compared to the prior
corresponding quarter primarily
due to an increase in salary and
compensation expenses
US$ Millions
Q4 '14 Q4 '13 % Change
USA and Europe Fibre Cement exluding asset
impairments
57.2 37.8 51
Asia Pacific Fibre Cement, excluding New Zealand
product liability expenses
18.4 16.7 10
Research & Development
1
(6.4) (6.9) 7
Total segment EBIT excluding asset
imparments and New Zealand product liability
69.2 47.6 45
General corporate costs excluding ASIC expenses
2
(11.8) (10.6) (11)
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability
57.4 37.0 55
Asbestos adjustments
(322.0) (131.6)
AICF SG&A expenses
(0.7) (0.5) (40)
Asset impairments
- (11.1)
ASIC expenses
- (2.1)
New Zealand product liability expenses
(1.1) -
Total EBIT
(266.4) (108.3)
SEGMENT EBIT – Q4

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
2 Excludes ASIC expenses of US$2.6 million in the prior fiscal year
25
SEGMENT EBIT – FULL YEAR
Highlights:
Adjusted USA and Europe Fibre
Cement EBIT margin increased 3.9
percentage points to 21.0%
Adjusted Asia Pacific Fibre Cement
EBIT margin increased 2.3
percentage points to 22.6%
General corporate costs were
higher compared to the prior
corresponding period primarily due:
Prior year included non-
recurring ASIC expenses of
US$2.6M; foreign exchange
gain of US$5.5M; and US$2.7M
non-recurring recovery of legal
costs
Compensation expenses
increased
US$ Millions FY 2014 FY 2013 % Change
USA and Europe Fibre Cement excluding asset
impairments
237.0 162.5 46
Asia Pacific Fibre Cement excluding New Zealand
product liability
82.9 74.9 11
Research & Development
1
(24.4) (26.0) 6
Total segment EBIT excluding asset
impairments and New Zealand product liability
295.5 211.4 40
General corporate costs excluding  ASIC expenses
2
(42.7) (30.4) (41)
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability
252.8 181.0 40
Asbestos adjustments (195.8) (117.1) (67)
AICF SG&A expenses (2.1) (1.7) (24)
ASIC expenses - (2.6)
New Zealand product liaiblity expenses (1.8) (13.2) 86
Total EBIT   53.1 29.5 80

• Unfavourable impact from translation of Asia Pacific earnings – Q4’14 vs Q4’13
• Favourable impact on corporate costs incurred in Australian dollars – Q4’14 vs Q4’13
• Favourable impact on translation of Asbestos Liability at year end spot rates
26
Earnings Balance Sheet
N/A
N/A
CHANGES IN A$ VERSUS US$
0.60
0.70
0.80
0.90
1.00
1.10
1.20
31 Mar 11 30 Jun 11 30 Sep 11 31 Dec 11 31 Mar 12 30 Jun 12 30 Sep 12 31 Dec 12 31 Mar 13 30 Jun 13 30 Sep 13 31 Dec 13 31 Mar 14

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – Q4
US$ Millions
Operating profit before income taxes (265.6) (107.6)
Asbestos:
Asbestos adjustments 322.0 131.6
Other asbestos 0.2 (0.9)
Asset impairments - 11.1
New Zealand product liability expenses 1.1 -
Operating profit before income taxes excluding asbestos,
asset imparments and New Zealand product liability
57.7 34.2
Income tax expense
78.8 38.1
Asbestos related and other tax adjustments
(91.2) (43.7)
Income tax expense excluding tax adjustments
(12.4) (5.6)
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability and tax adjustments
21.5% 16.4%
Q4 '14 Q4 '13
Highlights:
Income tax expense excluding
asbestos-related and other tax
adjustments for the quarter
increased due to higher taxable
earnings.
Effective tax rate excluding
asbestos, asset impairments,
New Zealand product liability,
and tax adjustments increased
compared to the prior
corresponding quarter
Asbestos related and other tax
adjustments increased due to
increase in asbestos adjustments
caused by changes in actuarial
valuation assumptions
1

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – FULL YEAR
Highlights:
Effective tax rate excluding
asbestos related and other tax
adjustments remained consistent
year over year due to an increase
in taxable earnings relative to
recurring tax adjustments
In FY14, the asbestos related and
other tax adjustments includes an
interest refund from the ATO of
US$15.4m in connection with
finalization of the RCI 1999
Amended Assessment
FY 2014 FY 2013
Operating profit before income taxes 54.6 33.7
Asbestos:
Asbestos adjustments
195.8 117.1
Other asbestos (0.8) (5.3)
Asset impairments - 16.9
New Zealand product liability expenses 1.8 13.2
Operating profit before income taxes excluding asbestos
asset impairments and New Zealand product liability
251.4 175.6
Income tax expense
44.9 11.8
Asbestos related and other tax adjustments (99.1) (49.2)
Income tax expense excluding tax adjustments (54.2) (37.4)
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability and tax adjustments
21.6% 21.3%
1
US$ Millions

1 Certain reclassifications have been reflected in the prior period to conform with current period presentation
CASHFLOW
1
FY 2014 FY 2013
EBIT  53.1 29.5
Non-cash items:
Asbestos adjustments 195.8 117.1
Asset impairments - 16.9
Other non-cash items 65.0 64.7
Net working capital movements 19.0 (34.0)
Cash Generated By Trading Activities 332.9 194.2
Tax payments, net (11.6) (83.3)
Change in other non-trading assets and liabilities 4.9 187.9
Change in asbestos-related assets & liabilities (3.4) (5.3)
Payment to the AICF - (184.1)
Interest paid - (0.1)
Net Operating Cash Flow 322.8 109.3
Purchases of property, plant & equipment (115.4) (61.1)
Proceeds from sale of property, plant & equipment 0.7 1.4
Acquisition of business (4.1) -
Common stock repurchased and retired (22.1) -
Dividends paid (199.1) (188.5)
Proceeds from issuance of shares 29.3 26.3
Tax benefit from stock options exercised 5.6 3.5
Effect of exchange rate on cash (3.9) (2.6)
Movement In Net Cash 13.8 (111.7)
Beginning Net Cash  153.7 265.4
Ending Net Cash  167.5 153.7
US$ Millions

• In Q1 FY14, the company completed the purchase of the previously-leased land and buildings at
Carole Park, Brisbane plant and commenced projects to increase the plant’s production capacity
• The company completed the refurbishment of the Fontana, California location.  Production commenced during Q4 FY14.
• Capital expenditures for the capacity expansion in Plant City, Florida and Cleburne, Texas commenced in Q4 FY14
• Total capital expenditures in the USA and Europe Fibre Cement segment exclude capital assets of US$4.8 million related to the fibre glass window business acquisition
CAPITAL EXPENDITURE
US$ Millions
FY 2014 FY 2013 % Change
USA and Europe Fibre Cement (including
Research and Development)
76.5 50.4 52
Asia Pacific Fibre Cement 38.9 10.7
Total 115.4 61.1 89

CAPITAL MANAGEMENT FRAMEWORK
1      Adjusted EBITDA is defined as EBITDA excluding asbestos

Objectives
•
Strategy
• Reinvest in R&D and capacity expansion projects required for growth;
• Provide consistent dividend payments within the ordinary dividend payout ratio of 50-70% of net operating profit excluding asbestos; and
• Continue to execute the share buy back program and to consider further payment of special dividends
Framework
• Manage capital efficiency within a prudent and rigorous financial policy
• Strong cash flow generation expected to continue, and grow
To optimize JHI plc capital structure with a view towards a target net debt position in the range of 1-2 times Adjusted EBITDA
Ensure sufficient liquidity  to support financial obligations and execute strategy
Minimize cost of capital while taking into consideration current and future industry, market and economic risks and conditions
Fund capital expenditure and reinvestment in the Company
Maintain flexibility to capitalize on market and strategic opportunities

CAPITAL MANAGEMENT AND DIVIDENDS
• For the share buyback plan announced in May 2013, the Company repurchased a total of 2,610,214 shares of its common stock, with an aggregate cost of A$34.3 million (US$31.2 million), at an average market price of
A$13.14 (US$11.94)
• Today, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following 12 months
Share Buybacks
• Special dividends declared of US48 cents per security for the full year ended 31 March 2014 compared to special dividends declared of US24 cents per security in the prior corresponding period
• Ordinary dividends declared of US40 cents per security for the full year ended 31 March 2014 compared to ordinary dividends declared of US18 cents per security in the prior corresponding period
• As previously announced and including FY2014, dividend payout ratio increased from between 30% and 50%
to between 50% and 70% of annual NOPAT excluding asbestos adjustments
• Declared in US currency and will be paid on 08 August 2014 with a record date of 12 June 2014
• The company announced today a FY2014 special dividend of US20.0 cents per security and a second half ordinary dividend of US32.0 cents per security
Dividends

DEBT
At 31 March 2014:
• The company added US$150.0 million of facilities after year end to replace and augment facilities that expired during FY2014
• Weighted average remaining term of debt facilities is 3.1 years at 22 May 2014, up from
2.4 years at 31 March 2014
• James Hardie remains well within its financial debt covenants
• Net cash of US$167.5 million compared to net cash of US$153.7 million at 31 March 2013
US$ Millions
Total facilities 355.0
Gross debt -
Cash  167.5
Net cash 167.5
Unutilised facilities and cash  522.5

New Zealand Product Liability claims:
• Since FY02 James Hardie NZ subsidiaries have been joined to product liability claims that relate to buildings primarily constructed from 1998 to 2004
• These claims often involve multiple parties and allege losses due to excessive moisture penetration
• At 31 March 2014 and 31 March 2013, the total provision for these matters collectively, net of estimated third-party recoveries was US$12.7 million and US$15.2 million, respectively
• The company recognized an expense of US$1.1 million in the current quarter and US$1.8 million for the full year to reflect the movements in the provisions for new and existing claims
• During the full year of the current fiscal year, the company noted an increased rate of claim resolution resulting in fewer open claims at year end, substantial reductions in the value of new claims received and fewer new claims being received than in prior years
NZ PRODUCT LIABILITY CLAIMS

ASBESTOS COMPENSATION
• The company anticipates it will make a further contribution of approximately US$113 million to AICF on 1 July 2014. This amount represents 35% of the company’s free cash flow for financial year 2014, as defined by the AFFA
• From the time AICF was established in February 2007, the company has contributed
A$599.2 million to the fund
• Total contributions of US$184.1 million were made to AICF during FY2013 from the company’s FY2012 free cashflow.  No contributions were made from FY2013 free cashflow in accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF
• Undiscounted and uninflated central estimate increased to A$1.547 billion from A$1.345 billion
• Updated actuarial report completed as at 31 March 2014
Summary

FUNDING ARRANGEMENTS
Large mesothelioma claims increased
frequency relative to prior year
Claims average awards tracking
considerably better than expectations
Claims reporting for mesothelioma –
20% higher than previous year, 23%
higher than expectation.  Other
disease types in line with
expectations.
The A$176M increase reflects $294M
increase arising from actuarial valuation
assumption changes, and A$117M
reduction from roll-forward and higher
discount rates
Change in estimate – NPV is now
A$1,870M.  Increased from A$1,694M at
31 March 2014
Summary
A$ millions (except where stated)
31-Mar-14 31-Mar-13
Central Estimate – Undiscounted and Uninflated
1,546.6 1,345.0
35.2 36.2
23.3 21.8
(15.4) (128.1)
1.8 1.8
(529.5) (459.3)
1,062.1 817.4
0.9220 1.0420
979.2 851.6
Net post-tax unfunded accounting liability in A$
Exchange rate US$ per A$1.00
Net post-tax unfunded accounting liability in US$ millions
Provision for claims handling costs of AICF
Other US GAAP adjustments
Net assets of AICF
Contributions for asbestos research and education
Effect of tax

37 UPDATED ACTUARIAL ESTIMATE

* FY 2014 Actuarial Estimate as of 31 March 2013
Net claims paid full year FY2014:
NET CLAIMS
Claims Paid 131.4 117.3 112.6
Legal Costs 9.0 14.1 8.7
Insurance and cross claim recoveries (27.5) (17.6) (35.7)
Total net claims costs 112.9 113.8 85.6
A$ Millions
AICF
Full Year
2013
AICF
Full Year
2014
KPMG
Actuarial
Estimate For
FY 2014*
• While total net claim payments were up 32%, they were in line with the actuarial estimate from
31 March 2013

• Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments was US$45.3 million and US$197.2 million, for the quarter and full year ended 31 March 2014, respectively
• The full year results reflected:
• Higher sales volumes and average net sales price in local currencies in both the USA and
Europe Fibre Cement and Asia Pacific Fibre Cement segments
• Higher EBIT margins, with USA and Europe Fibre Cement excluding asset impairments, up
3.9 percentage points to 21.0% and Asia Pacific Fibre Cement EBIT margin excluding New
Zealand product liability up 2.3 percentage points to 22.6%
• The commencement of production at the Fontana, California plant and ongoing investment in production capacity expansion at the Cleburne, Texas and Plant City, Florida plants
• Second half ordinary dividends declared of US32.0 cents per security and FY2014 special dividend declared of US20.0 cents per security.
• Announced a new share buyback program to acquire up to 5% of issued capital during the FY 2015
• In line with previously announced capital management objectives, increased total credit facilities to
$505 million to fund capital expenditures and FY2015 shareholder returns
SUMMARY

QUESTIONS

APPENDIX

FINANCIAL SUMMARY
US$ Millions % Change % Change
Net Sales
USA and Europe Fibre Cement 288.2 $      236.8 $    22 1,127.6 $ 951.4 $    19
Asia Pacific Fibre Cement 88.2 90.0 (2) 366.2 369.9 (1)
Total Net Sales 376.4 $      326.8 $    15 1,493.8 $ 1,321.3 $ 13
EBIT - US$ Millions
USA and Europe Fibre Cement 57.2 $       37.8 $      51 237.0 $   162.5 $    46
Asia Pacific Fibre Cement 18.4 16.7 10 82.9 74.9 11
Research & Development (6.4) (6.9) 7 (24.4) (26.0) 6
General corporate costs excluding
asbestos and ASIC expenses (11.8) (10.6) (11) (42.7) (30.4) (41)
Total EBIT excluding asbestos, asset
imparments, ASIC expenses and
New Zealand product liability  57.4 $       37.0 $      55 252.8 $   181.0 $    40
Net interest expense excluding AICF
interest income (0.9) (1.3) 31 (4.0) (4.6) 13
Other income 1.2 0.6 2.6 1.8 44
Income tax expense excluding tax
adjustments (12.4) (5.6) (54.2) (37.4) (45)
Net operating profit excluding
asbestos, asset impairments, ASIC
expenses, New Zealand product
liability and tax adjustments 45.3 $       30.7 $      48 197.2 $   140.8 $    40
Q4 '14 Q4 '13 FY 2014 FY 2013
2
1    Excludes asset impairments charges of US$11.1 million and US$16.9 million in the 4 quarter and full year of the prior fiscal year, respectively.
2   Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses of US$1.1 million and expense of nil in Q4 ‘14 and Q4 ‘13, respectively and US$1.8 million and US$13.2 million in FY 2014 and FY 2013, respectively.
th
1

1 Excludes asbestos adjustments, asset impairments, AICF SG&A expenses, AICF interest income, ASIC expenses, New Zealand product
2 Excludes asbestos adjustments, asset impairments, AICF SG&A expenses, New Zealand product liability and ASIC expenses
3    Includes restricted cash set aside for AFFA
43
KEY RATIOS
FY 2014 FY 2013 FY 2012
EPS (Diluted)
44c 32c 33c
Dividend Paid per share
88c 42c 4c
Return on Shareholders’ Funds 16.6% 10.4% 11.2%
Return on Capital Employed
28.0% 20.4% 21.0%
EBIT/ Sales (EBIT margin)
16.9% 13.7% 15.7%
Gearing Ratio (19.4)% (12.9)% (24.4)%
Net Interest Expense Cover
63.2x 39.3x 23.8x
Net Interest Paid Cover - - 24.5x
Net Debt Payback - - -
1
1, 3
2, 3
1
2
2
3
2
liability and tax adjustments

1 Excludes asset impairments charges of US$16.9 million in the prior fiscal year
2 Excludes New Zealand product expenses of US$1.8 million and expense US$13.2 million in FY2014 and FY2013, respectively
3 USA and Europe Fibre Cement depreciation and amortisation in 4 Quarter of FY 2013 includes a favourable accounting adjustment which is not expected to recur in the future, related to the company’s estimated useful life for certain production assets
EBITDA – FULL YEAR
US$ Millions
FY 2014 FY 2013 % Change
EBIT
USA and Europe Fibre Cement
237.0 162.5 46
Asia Pacific Fibre Cement
82.9 74.9 11
Research & Development
(24.4) (26.0) 6
General corporate excluding asbestos and ASIC expenses (42.7) (30.4) (41)
Depreciation and Amortisation
USA and Europe Fibre Cement
53.1 51.4 3
Asia Pacific Fibre Cement
8.3 9.8 (15)
Total EBITDA excluding asbestos, asset imparments,
ASIC expenses and New Zealand product liability  314.2 242.2 30
Asbestos adjustments (195.8) (117.1) (67)
AICF SG&A expenses (2.1) (1.7) (24)
Asset impairments
- (16.9)
ASIC expenses
- (2.6)
New Zealand product liability expenses
(1.8) (13.2) 86
Total EBITDA
114.5 90.7 26
1
3
th
2

1 In accordance with Amended and Restated Final Funding Agreement
ASBESTOS FUND
A$ millions
AICF cash and investments - 31 March 2013 128.1
Insurance and cross-claim recoveries 27.5
Interest and investment income 4.0
Proceeds from loan facility 50.6
Claims paid (140.4)
Operating costs (5.0)
Other 0.7
AICF cash and investments - 31 March 2014 65.5

This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Condensed Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand product liability benefit (expenses) (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors

ENDNOTES

Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in
Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company's condensed consolidated financial statements:
47
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
ENDNOTES (CONTINUED)

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

NON-US GAAP FINANCIAL MEASURES
– EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability
EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
50
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating (loss) profit $ (186.8) $ (69.5) $ 99.5 $ 45.5
Asbestos:
Asbestos adjustments 322.0 131.6 195.8 117.1
AICF SG&A expenses 0.7 0.5 2.1 1.7
AICF interest income (0.5) (1.4) (2.9) (7.0)
-
Asset impairments - 11.1 - 16.9
ASIC expenses - 2.1 - 2.6
New Zealand product liability expenses 1.1 - 1.8 13.2
Asbestos and other tax adjustments (91.2) (43.7) (99.1) (49.2)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and tax adjustments $ 45.3 $ 30.7 $ 197.2 $ 140.8

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New
Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
51
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and  tax adjustments $ 45.3 $ 30.7 $ 197.2 $ 140.8
Weighted average common shares outstanding -
   Diluted (millions) 445.8 442.6 444.6 440.6
Diluted earnings per share excluding asbestos,
asset impairments, ASIC expenses, New
Zealand product liability and tax adjustments
(US cents) 10 7 44 32

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability and tax adjustments –
Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
52
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Operating (loss) profit before income taxes $ (265.6) $ (107.6) $ 54.6 $ 33.7
Asbestos:
Asbestos adjustments 322.0 131.6 195.8 117.1
AICF SG&A expenses 0.7 0.5 2.1 1.7
AICF interest income (0.5) (1.4) (2.9) (7.0)
Asset impairments - 11.1 - 16.9
New Zealand product liability expenses 1.1 - 1.8 13.2
Operating profit before income taxes excluding asbestos,
asset  impairments and New Zealand product liability  $ 57.7 $ 34.2 $ 251.4 $ 175.6
Income tax benefit 78.8 38.1 44.9 11.8
Asbestos-related and other tax adjustments (91.2) (43.7) (99.1) (49.2)
Income tax expense excluding tax adjustments (12.4) (5.6) (54.2) (37.4)
Effective tax rate   29.7% 35.4% 82.2% 35.0%
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability, and tax adjustments 21.5% 16.4% 21.6% 21.3%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
53
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ (266.4) $ (108.3) $ 53.1 $ 29.5
Depreciation and amortisation 15.2 13.2 61.4 61.2
Adjusted EBITDA $ (251.2) $ (95.1) $ 114.5 $ 90.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of
RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
54
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2013 FY 2013
General corporate costs $ 11.8 $ 12.7 $ 42.7 $ 33.0
Excluding:
ASIC expenses - (2.1) - (2.6)
Intercompany foreign exchange gain - - - 5.5
Recovery of RCI legal costs - - - 2.7
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 11.8 $ 10.6 $ 42.7 $ 38.6
FY 2014 FY 2014

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than selling, general and administrative expenses.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
55
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q4 Q4
US$ Millions FY 2013 FY 2013
Selling, general and administrative expenses $ 61.9 $ 58.0 $ 224.4 $ 218.6
Excluding:
New Zealand product liability expenses (1.1) - (1.8) (13.2)
Selling, general and administrative expenses
excluding New Zealand product liability  $ 60.8 $ 58.0 $ 222.6 $ 205.4
Net Sales $ 376.4 $ 326.8 $ 1,493.8 $ 1,321.3
Selling, general and administrative expenses
as a percentage of net sales 16.4% 17.7% 15.0% 16.5%
Selling, general and administrative expenses
excluding New Zealand product liability as a
percentage of net sales 16.2% 17.7% 14.9% 15.5%
FY 2014 FY 2014

Q4 FY14 MANAGEMENT PRESENTATION 22 May 2014